PROXY-VOTING POLICIES AND PROCEDURES


     When Corbin & Company has proxy-voting authority, proxy-voting decision will be made with a view to enhancing the value of the shares of stock, taking into account the period over which the account expects to hold such shares. However, if particular guidelines for voting proxies have been stated by the client, those will be followed.

     For accounts in which the firm has proxy-voting discretion, the decision concerning specific proxy votes will be made by David A. Corbin, CFA, following review of company reports and data reviewed from proxy voting research services. For routine corporate proposals, the firm will typically vote with management unless such a vote is not in our clients' best interests. All non-routine votes will be reviewed on a case-by-case basis.

     The firm acknowledges its duties of care and loyalty in the voting of corporate and mutual fund proxies, and will monitor corporate actions and cast proxy votes in a manner consistent with the best interests of the client.

     Procedures concerning the voting of proxies and maintenance of records will be as follows:

     a. After receipt of the proxy material from a company or fund, a list of all accounts holding positions in the company or fund as of the stated record date will be produced, showing the shares held by each account. If proxies are not received for all accounts holding the security, the custodian for each such account will be contacted to request the proxy material for the accounts not receiving that information.

     b. The list of accounts will be reviewed to determine if there are other proxy-voting-power-holders or specific voting guidelines.

     c. The voting issues (including such issues as corporate governance, changes to capital structure, management compensation, social and corporate responsibility, and mutual fund advisory contracts, distribution fees, and mergers) presented in a proxy statement will be research by reviewing company and fund reports, other communications, and/or data received from proxy voting research services. Any documents (other than proxy statements available on the SEC's EDGAR system) that were material to making a voting decision, or that refer to the basis for that decision, will be retained for a 5-year period.

     d.   Conflicts of Interest:

          1) Any conflicts of interest will be identified prior to voting a proxy. Unless the firm ha a financial interest in the outcome of a vote, or an advisory relationship with a publicly-held company, or a director or director/candidate for a publicly-held company, or a participant in a proxy contest, such conflicts are unlikely.


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          2)   In the event that a conflict of interest is identified,  the firm will provide full disclosure of the conflict to the client(s) who hold the security and will obtain the client's written consent to the voting decision.

     e. All proxies will be voted timely, to ensure receipt prior to the voting deadline.

     f. If possible, proxies will be voted online; a printed copy of the online vote (or a copy of a voted paper ballot) will be placed in a binder for each year, filed alphabetically by company.

     g. Any client who makes a written request for information concerning the voting of a proxy for a security owned by the client, and/or the firm's proxy-voting policies and procedures, will be provided with that information within five days of receipt of the request.

     h. The firm's Form ADV will include a brief summary of the proxy-voting process, and will state that a copy of the proxy-voting policies and procedures, as well as information about the voting of a particular security owned by the client, is available upon written request.

     i. The written requests for proxy-voting records and/or policies and procedures, the firm's responses to such requests, and any other records concerning the voting of proxies, will be retained for five years.